Securities and Exchange Commission

November 25, 2013

December 3, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Attn:	Mr. Daniel L. Gordon
Mr. Jorge Bonilla

	Re:	Innovaro, Inc.
Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended September 30, 2013
File No. 001-15941

Dear Messrs. Gordon and Bonilla:

Innovaro, Inc. (the “Company”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated November 20, 2013 (the “Comment Letter”) pertaining to the above-referenced periodic reports of the Company. Please note that each of the Staff’s comments are numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-K for the Year Ended C Form 10-Q for the Quarterly Period Ended December 31, 2012

1.             Comment:

Please amend your Form 10-K to disclose the information required by Item 307.

Response: We can amend the 10-K to include the following disclosure; however we respectfully request that due to the size of the Company, financial impact of an amended Form 10-K and the nature of the error that you allow us to just update the next filing :

Securities and Exchange Commission

November 25, 2013

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(f) under the Exchange Act) as of the end of the period covered by this Annual Report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012 as a result of the material weakness in internal control over financial reporting discussed below.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Securities and Exchange Commission

November 25, 2013

Management of the Company has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2012 because of material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions. Our management concluded that the Company has several material weaknesses in our internal control over financial reporting because of inadequate segregation of duties over authorization, review and recording of transactions as well as the financial reporting of such transactions. Due to the Company’s limited resources, management has not developed a plan to mitigate the above material weaknesses. Despite the existence of these material weaknesses, the Company believes the financial information presented herein is materially correct and in accordance with the generally accepted accounting principles.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Control Over Financial Reporting

During the year ended December 31, 2013, we had limited staff that performed nearly all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements. Specifically, our Chief Financial Officer handles almost all the accounting issues of the Company because we terminated the remaining accounting staff in the year ended December 31, 2012 as part of the overall downsizing of the Company. Management feels that this materially affected, or is reasonably likely to have a material effect, on our internal control over financial reporting.

Securities and Exchange Commission

November 25, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 1. Basis of Presentation, page 7

2.      Comment:

If any balance of the receivable is reflected in your balance sheet, please tell us the nature of the collateral and how you determined that this receivable is collectible.

Response:

The Company holds a $1,500,000 note receivable from Greenwood Hudson Portfolio LLC (Greenwood), which was due in full on December 31, 2012. The note was collateralized by 90% interest in Technology Capital Services, Inc. (TCS) and a 100% interest in Greenwood Portfolio Services LLC (GPS), both of which are shell companies which hold certain marketable securities. The Company already held the remaining 10% interest in TCS.

As part of the original operating agreement for our 10% share in TCS, the Company was entitled to proceeds from the sales of any marketable securities up to $695,000 before any such proceeds could be distributed to Greenwood. This amount had not been reached from the sales of all of the trading securities held in TCS. Therefore, the proceeds from the sale of the trading (or marketable) securities during the nine months ended September 30, 2013, as discussed in the Form 10Q, were used to satisfy the original operating agreement obligation and did not reduce the carrying value of the note receivable from Greenwood. The sales of these securities are not related to the note receivable due to the original operating agreement obligation. All remaining marketable securities held by TCS at September 30, 2013 are considered worthless.

The value of the marketable securities held in GPS was approximately $1.8 million at September 30, 2013. To date, none of these marketable securities have been sold because they were previously assigned as collateral for a first lien on a $750,000 bank debt held outside of GPS. Therefore, the remaining unimpaired note receivable balance of $676,000 at September 30, 2013 is securitized by the net realizable value of the marketable securities after the payoff of the secured bank debt.

Securities and Exchange Commission

November 25, 2013

Note 3. Discontinued Operations, page 9

2.      Comment:

Please tell us and disclose in future filings whether the note receivable from IP Tech Ex is secured and if so the nature of the collateral. Also, tell us and disclose in future filings how you determined that this receivable is collectible.

Response:

There is no collateral related to the note receivable from IP Tech Ex. We will disclose this information in all future filings. IP Tech Ex has paid us $475,000 in principal to date. We have extended the due date for the final payment of the note at the time of the amendment as per our disclosure. This was done at their request to allow them more time to raise the funds from operations or outside investors to pay us the remaining balance. At this time management has no reason to believe that IP Tech Ex will not pay the remaining balance when due.

*     *     *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or want to discuss any of the Company’s responses, please call me at 813.754.4300, extension 223.

Sincerely, /S/ Carole R. Wright Carole R. Wright Chief Financial Officer